Exhibit 99.3

ASSIGNMENT  AGREEMENT

Assignment Agreement (the “Agreement”) dated as of October 31, 2011 between T.C. Leung, a Hong Kong resident (“Mr. Leung”) and Regent Earning Ltd, a Hong Kong corporation (“Regent”).

WTTNESSETH:

WHEREAS, Mr. Leung , Regent, Euro Tech Holdings Company Limited, a British Virgin Islands corporation (“Euro Tech”), Pearl Venture Ltd.. a British Virgin Islands Corporation and Broadskill Investment Ltd., a Hong Kong corporation (“Broadskill”) are to be parties to a Stock Transfer Agreement to be executed in connection herewith (the “Stock Transfer Agreement”) providing for the disposition of substantially all of the Ordinary Shares of Euro Tech owned by Regent to Regent’s equity owners with an ultimate purpose of Regent ceasing all of its business operations;

WHEREAS, Mr. Leung has paid funds in the approximate amount of US$15,201 for Regent’s expenses during 2010 and 2011 and Regent’s sole remaining assets are Ordinary Shares of Euro Tech. Regent intends to disperse the Ordinary Shares to the beneficial owners of said shares preliminary to winding up its business affairs. To effect the dispersal of the Ordinary Shares, Regent intends to enter into a Stock Transfer Agreement with Euro Tech, Pearl, Broadskill and certain of the beneficial owners of the Ordinary Shares held in the name of Regent ; and

WHEREAS, Mr. Leung would not agree to the transactions contemplated by the Stock Transfer Agreement but for the covenants of Regent set forth herein.

NOW THEREFORE, in consideration of the premises and the consideration set forth herein and in the Stock Transfer Agreement, the sufficiency and receipt of which is hereby acknowledged, Regent and Mr. Leung hereby agree as follows:

1.             Regent assigns to Mr. Leung an equity interest in Regent equivalent to 21,225 shares of Euro Tech in satisfaction of funds due to Mr. Leung from Regent as a result of his payment of an approximate aggregate of US$15,201 in Regent’s 2010 and 2011 expenses.

2.             Mr. Leung accepts the assignment by Regent set forth in the foregoing paragraph and, and agrees to execute and be bound in all respects by the terms of the Stock Transfer Agreement and further reassigns his right to receive said 21,225 shares of Euro Tech to Pearl,  Pearl being an entity existing for Mr. Leung’s benefit.

3.             This Agreement and the Stock Transfer Agreement constitute the entire understanding between the parties with respect to the subject matter hereof and there are no understandings, representations to warranties of any kind, express or implied, not expressly set forth herein or therein pertaining to the subject matter hereof.

4.             This Agreement shall inure to the benefit of and be binding upon each of the parties hereto and its successors and assigns.

5.             This Agreement and the rights and obligations of the parties hereto shall be governed by, and construed in accordance with, the laws of Hong Kong, without reference to the conflict of rules or principles of Hong Kong.

IN WITNESS WHEREOF, Mr. Leung has executed and Regent has caused this Agreement to be executed by its duly authorized officer as of the date first above written.

Regent Earning Ltd.

By:	/s/MelvynMa

Print Name:	Melvyn Ma

Print Title:	Director

/s/T.C.LEUNG

Consented To By

Pearl Venture Ltd.

BY:	/s/T.C.Leung

	Print Name:	T.C. Leung

	Print Title:	Director